Exhibit 99.2

Quarterly Commentary

Fourth Quarter and Full-Year Ended

December 31, 2016

February 28, 2017

Fourth Quarter and Full-Year 2016 Performance Summary

Our performance in the fourth quarter of 2016 was in line with our expectations, with sequential quarter stability as our new satellites began to contribute revenue. In the fourth quarter, we advanced our operating priorities, including the orbit-raising of our second next-generation satellite, Intelsat 33e, and focused on building new business in our customer sets. We conducted a number of financial transactions under our liability management initiatives, the completion of which strengthens our financial foundation.

Fourth quarter 2016 revenue was $551 million, a 4 percent decline as compared to revenue of $571 million in the fourth quarter of 2015. Net income attributable to Intelsat S.A. was $663 million for the three months ended December 31, 2016, reflecting a one-time gain on the early extinguishment of debt-related to liability management initiatives conducted during the period. Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, of $417 million, or 76 percent of revenue, declined 8 percent from $453 million, or 79 percent of revenue, in the fourth quarter of 2015. The reduced Adjusted EBITDA and Adjusted EBITDA margin reflect lower revenue, an increase in bad debt primarily related to certain customers in Latin America and increased staff-related costs.

Full-year 2016 revenue was $2,188 million, a 7 percent decline as compared to revenue of $2,353 million in 2015. Net income attributable to Intelsat S.A. was $990 million for the full-year ended December 31, 2016, reflecting a gain on the early extinguishment of debt related to liability management initiatives conducted during the period. Adjusted EBITDA of $1,651 million, or 75 percent of revenue, declined 11 percent from $1,855 million, or 79 percent of revenue, for the full-year ended December 31, 2015. The reduced Adjusted EBITDA and Adjusted EBITDA margin reflect lower revenue, an increase in bad debt primarily related to certain customers in Latin America, and increased costs related to terrestrial infrastructure and staff-related expenses.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Pricing pressure, reflecting oversupply conditions of wide-beam capacity, high volume pricing on high throughput capacity in certain regions and applications, reduced revenue from point-to-point telecommunications infrastructure services moving to fiber alternatives and limited new U.S. government opportunities are trends reflected in the year-over-year results. These trends were partially offset as new capacity entered service as the year progressed. Contracted backlog at December 31, 2016 was $8.7 billion, representing expected future revenue under existing contracts with customers, as compared to $8.9 billion at September 30, 2016. At 4.0 times trailing 12 months revenue (from January 1, 2016 to December 31, 2016), our backlog remains sizable and we believe it provides a solid foundation for predictable cash flow and investment in our business. The largest proportion of our backlog is related to our long-term media contracts.

2017 Operational Priorities:

Build upon a stable revenue foundation as Intelsat EpicNG transforms our Globalized Network; introduce new technology solutions and managed services, providing further differentiation within our target applications and accelerate adoption of our high-throughput services.

Our plan includes four operational priorities as we pursue our return to growth in 2017. We are already delivering against these priorities as detailed below.

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high-throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth.

•	Following completion of an extended orbit-raising mission (detailed in “Fleet and Operations Update”, below), Intelsat 33e, the second of our Intelsat EpicNG satellites, successfully entered into service on January 29, 2017. The Intelsat EpicNG high performance footprint has expanded from the Americas, the Caribbean and North Atlantic to the Middle East, Europe, Africa and Asia-Pacific regions, including maritime and aeronautical routes important to capturing new growth. With Intelsat 33e in service, government customers can now take advantage of the higher performance and improved economics of Intelsat 33e.

•	Intelsat has three other Intelsat EpicNG satellites scheduled to launch in 2017: Intelsat 32e, Intelsat 35e and Intelsat 37e. Intelsat 32e, a payload on a third-party satellite, launched on an Arianespace rocket on February 14, 2017 and is scheduled to enter service in the second quarter of 2017.

•	Accelerate commercialization of Intelsat EpicNG through:

•	the development and introduction of managed services;

•	distribution alliances with major service providers; and

•	the development and commercialization of new ground technologies, including electronically steerable antennas and networking kits suited to targeted sectors, such as cellular backhaul and aeronautical applications.

•

In the fourth quarter of 2016, Intelsat signed 20 additional Intelsat EpicNG agreements with customers, spanning applications including mobility, enterprise and fixed and wireless infrastructure. Of the total megahertz contracted this quarter, the majority was incremental business, with mobility accounts providing most growth. Contract terms on the entire

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Intelsat EpicNG fleet continue to be favorable, with the average contract length on growth services over 5 years, longer than that of the average fleet-wide network services contract. The Intelsat EpicNG backlog is comprised of approximately 125 customers.

•	Intelsat continues to focus on supporting development of new innovative ground technologies. For instance, we are building our relationships with Kymeta Corp. and Phasor Inc., both of which are developing new antennas with improved functionality and form factor, especially with respect to mobility services.

•	Maintain our leadership in government services, leveraging our first-to-market position to demonstrate new capabilities provided by higher performance and next generation hardware designs, such as our recent demonstrations of the use of Intelsat EpicNG services for Unmanned Aerial System (“UAS”) vehicles. Focus on projects that require end-to-end network responsibilities and complex network support, thereby improving our value proposition to government customers seeking affordable solutions from a trusted commercial provider.

•	Optimize our capital expenditure plan, through continued financial discipline, including incorporating new satellite life extension technologies, such as Mission Extension Vehicles (“MEVs”) that maximize efficiency, flexibility and increased return on investment. Maintain our industry-leading portfolio of spectrum rights to maximize market access, customer responsiveness and continuity of service.

Recent Developments

Intelsat and World View Satellites Limited (“OneWeb”) announced that they have entered into a definitive, conditional combination agreement pursuant to which, and subject to the terms and conditions of the agreement, Intelsat and OneWeb will merge with and into Intelsat in a share-for-share transaction to create a next-generation communications company. Should the merger be completed, the “New” Intelsat will be uniquely positioned to capitalize on commercial and consumer opportunities in established and emerging markets, including rural and other remote locations unserved by traditional communications infrastructures.

In addition, subject to the terms and conditions of a share purchase agreement entered into with Intelsat, SoftBank Group Corp. (“SoftBank”), which currently owns 43% of the equity in OneWeb, is expected to invest an additional $1.7 billion in the common and preferred equity of the combined company to support the acceleration of the combined company’s growth strategies and strengthen the Intelsat capital structure.

Both the merger and SoftBank investment are expected to be completed late in the third quarter of 2017 and are conditioned upon the successful completion of certain Intelsat debt exchange offers with certain existing Intelsat bondholders (the “Intelsat Exchange Offers”), the receipt of regulatory approvals, consent and approval by both Intelsat and OneWeb shareholders as well as other customary closing conditions. There can be no assurance that the merger or the SoftBank investment will be completed, or whether the terms will be amended from those described above.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Q4 2016 Business Highlights and Customer Set Performance

All 2016 comparisons are to 2015 unless noted otherwise

Network Services

Network Services revenue was $222 million in the fourth quarter of 2016, a $23 million, or 10 percent, decrease from the prior year quarter. As compared to the third quarter of 2016, Network Services revenue was flat. The largest factors contributing to the year-over- year decline were pricing pressure and non-renewal of certain point-to-point international trunking services. The decline also reflects the end of lifecycle of the channel product, disclosed previously. These declines were partially offset by our growing success in providing broadband services to the commercial aeronautical and maritime sectors, a business with an annualized run rate of approximately $170 million in the fourth quarter of 2016.

Fourth Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide beam assets. In the fourth quarter of 2016, we signed agreements supporting networks in the enterprise, mobility and telecom infrastructure sectors. In many cases, our solutions use multiple satellites within the Intelsat Globalized Network. Contracts signed in the fourth quarter include:

•	Leading aeronautical broadband provider, Gogo, renewed certain existing services, and further extended its relationship with Intelsat and will use high-throughput services from Intelsat 29e to deliver inflight Wi-Fi service to passenger airplanes operating in the heavily traveled North Atlantic route. The connectivity provided by Intelsat 29e will deliver bridge services for Gogo until Intelsat 32e becomes operational in 2017. Intelsat also provides Gogo with IntelsatOne® managed services via its Mountainside, Maryland teleport.

•	Panasonic Avionics Corporation, one of the world’s leading suppliers of inflight entertainment and communication systems, signed a multi-year renewal on Galaxy 16 to leverage Intelsat’s satellite solutions to support its inflight broadband network across North America.

•	Marlink AS renewed and expanded a number of services across the fleet, building upon its infrastructure which serves the maritime sector. Marlink’s network with Intelsat spans 20 satellites, including the use of three Intelsat EpicNG satellites.

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability—represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research forecast that enterprise networks will become a $2.9 billion application by 2021, reflecting an expected five-year compound annual growth rate of 5 percent. Enterprise contracts signed during the fourth quarter include:

•    Banking services provider, eProcess International SA., an affiliate of Ecobank Group, a pan-African banking group, renewed and expanded its service commitments under a multi-transponder, multi-year contract for capacity on the Intelsat 903 satellite with services eventually migrating to Intelsat 35e. The company will leverage high-performing satellite solutions to facilitate the secure corporate data exchange and banking transactions across 27 countries in Africa.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

•	Hughes Network Systems, LLC renewed a number of services on Galaxy 17, Galaxy 23, Galaxy 28 and Horizons 1 in support of consumer broadband and corporate applications in North America.

Intelsat provides essential communications infrastructure, particularly in regions where reliability and flexibility is required:

•	Empresa de Telecomunicaciones de Cuba S.A. (“ETECSA”), the telecommunications service provider for Cuba, a long-standing Intelsat customer, signed a new, multi-year commitment for services on Intelsat 903 to support its network infrastructure. In addition, ETECSA renewed and expanded its agreement on Intelsat 23 and Intelsat 905 for broadband connectivity for corporate networks operating in Cuba. Ultimately, we anticipate ETECSA’s Intelsat 905 services will transition to Intelsat 35e, our fourth Intelsat EpicNG satellite.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility, the Internet of Things and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4.9 billion opportunity in 2016 to a $7.1 billion opportunity in 2021. Although high-performance capacity, such as that provided by Intelsat EpicNG, is an important element of capturing this growth, our customers also need managed services that simplify network buildouts, and smaller, more capable site hardware that is easier to install and operate.

Upcoming catalysts to growth for our network services business includes completion of the new business on our Intelsat EpicNG satellite deployment, IntelsatOne Flex® managed services for enterprise, aeronautical and maritime applications, and introduction of IntelsatOne Mobile Reach services for wireless infrastructure.

Media

Media revenue was $228 million in the fourth quarter of 2016, a $9 million, or 4 percent increase, when compared to the prior year period. New revenue from our Intelsat 31 and Intelsat 36 satellites contributed to the revenue growth in the quarter. As compared to the third quarter of 2016, media revenues increased $12 million, or 5 percent, benefitting from a full quarter of new capacity from Intelsat 31 and Intelsat 36, which entered into service in July and September 2016, respectively.

Fourth Quarter Media Highlights and Business Trends:

Business activity was driven primarily by new and renewing

contracts related to Intelsat’s media distribution neighborhoods in Africa and Latin America. Overall, approximately 80 percent of our media revenues are generated by our international distribution and DTH neighborhoods. Our video neighborhoods provide excellent value to content owners and distributors, and represent differentiated capacity that provides efficient distribution to millions of viewers for which complete substitution of Over-the-Top (“OTT”) distribution is highly unlikely given insufficient or cost-prohibitive terrestrial infrastructure. The value of our video neighborhoods remains solid with strong demand, reflecting our ability to deliver a maximum audience for content owners.

•	Sentech, a leading broadcasting signal distributor in Africa, signed a new, long-term contract for additional services on Intelsat 20. Sentech will leverage Ku-band capacity on Intelsat 20 to cost effectively accelerate the expansion of its Direct-to-Home (“DTH”) and Digital Terrestrial Television (“DTT”) services to viewers in South Africa using a single, multiplexed transmission.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

•	Discovery Communications LLC, a leader in global entertainment, renewed its relationship with Intelsat for distribution services and in-orbit protection on Galaxy 13, one of the leading cable distribution neighborhoods in North America. By leveraging Galaxy 13, Discovery will continue to provide high quality, informative and entertaining content to 91 million Pay-TV homes across North America.

•	AT&T/DirecTV agreed to exercise a multi-year option to extend services for multiple Ku-band transponders on Galaxy 3C. The Ku-band satellite capacity will be used to broadcast television content in the continental U.S.

•	Slovak Telekom a.s., the largest Slovak multimedia operator, signed a new, multi-year agreement to expand Slovak Telekom’s DTH services in Central Eastern Europe (“CEE”). By further leveraging the Intelsat 1°W premier video neighborhood, Slovak Telekom has the potential to reach 17 million households across 17 Northern, Central and Eastern European countries.

•	Bulgarian Telecom (“VIVACOM”), the sole digital terrestrial television provider in Bulgaria, expanded its agreement with Intelsat for DTT transmission services and programming across Bulgaria. VIVACOM will transfer its Ku-band satellite solutions from Intelsat 12 to Intelsat 33e to take advantage of Intelsat EpicNG’s higher performance and availability for critical DTT distribution with several hundred retransmitting stations all over the country. VIVACOM will uplink the DTT multiplexer (“MUX”) in C-band with an 18.3m Earth Station from its own Teleport Plana near Sofia, Bulgaria and Intelsat 33e will switch the signal to the Ku-band spot beam over Bulgaria.

•	Orion Express, a major satellite television provider in Russia, signed a new contract to expand its DTH programming via capacity on the Intelsat 15 satellite. Under the multi-year, multi-transponder contract, Orion Express is distributing news, sports, entertainment and children’s programming to 2.9 million viewers across the region.

The growth catalysts for our media business in 2017 are primarily the two DTH satellites, Intelsat 31 and Intelsat 36 that entered into service in the second half of 2016. Our next media satellite will be Intelsat 38, currently planned for launch in 2018. In addition, we are using existing satellites to enhance our leading video neighborhoods, providing growth options for our programming customers, particularly in Latin America.

Government

Sales to government customers generated revenue of $93 million in the fourth quarter of 2016, a $7 million, or 7 percent, decrease as compared to the prior year quarter, which included some sales of customer premises equipment.

Revenue was weighted more heavily to On-Network services when compared to the fourth quarter of 2015. The current portion of On-Network services as a percentage of total government revenue is 61 percent, compared to 57 percent in the prior year period.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Fourth Quarter Government Highlights and Business Trends:

Stability in this sector is demonstrated by Intelsat General Corporation’s attractive renewal rates for the provision of commercial satellite services to the U.S. government; our renewal rates for On-Network and Off-Network services remain strong.

•	In the fourth quarter, we received renewals for nearly all potential 2016 government business, with orders received for approximately 1,611 MHz of capacity, the majority of which was for On-Network services.

•	In September 2016, we were notified that we have been granted a contract modification extending certain services that we provide for the CBSP (“Commercial Broadband Satellite Program”) beyond the then contracted date of October 31, 2016. The extension of most of these services has been extended through March 31, 2017, at which time we expect the services to exit our network.

Excluding the effect of the contract termination described above, our government business is relatively stable. Business activity in this customer set reflects the current tempo of our end-customers’ operations. The pace of RFP issuances and subsequent awards remains slow. We see increasing use of lowest price technically acceptable, or LPTA, evaluation formats for awards of new business. Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated in regions of interest to the U.S. government. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Fleet and Operations Update

The station-kept 36 MHz transponder equivalent unit count on our wide-beam fleet was approximately 2,175 at the end of the fourth quarter of 2016. Utilization was at 77 percent, unchanged compared to the prior year quarter.

As of December 31, 2016, the HTS Intelsat EpicNG unit count was unchanged from the third quarter of 2016, with 270 units in service. Intelsat 33e entered into service on January 29, 2017, bringing the number to over 600 units as of February 28, 2017.

Intelsat currently has three satellites in the design and manufacturing stages that are covered by our capital expenditure plan. In addition, we are working on three other satellites, including two custom payloads being built on third-party satellites and a joint venture satellite.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Fourth Quarter 2016 Financial Performance

Cash Flows

During the fourth quarter of 2016, net cash provided by operating activities was $88 million. Cash paid for interest in the fourth quarter was $333 million. Under our existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Capital expenditures were $94 million, resulting in free cash flow (used in) operations1 of $7 million for the fourth quarter of 2016.

Our ending cash balance at December 31, 2016 was $666 million.

Capital Markets and Debt Transactions

Over the course of 2016, Intelsat conducted a number of liability management initiatives, with the objective of enhancing liquidity, addressing maturities and capturing value for our shareholders.

During the fourth quarter ended December 31, 2016 through the month of January 2017, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), an indirect wholly-owned subsidiary of Intelsat S.A. and our newly created subsidiary, Intelsat Connect Finance S.A. (“ICF”), a direct wholly-owned subsidiary of Intelsat Luxembourg, completed a number of public and private debt exchanges. These exchanges allowed us to significantly reduce our upcoming 2018 maturity on Intelsat Luxembourg’s 6.75% Senior Notes due 2018 (the “2018 Lux Notes”), and provide a clear path to retirement of the issue in June 2018.

Below is a summary of the transactions conducted during this:

•	In December 2016, ICF completed a series of exchanges, receiving:

•	$377.6 million aggregate principal amount of 2018 Lux Notes in exchange for $132.1 million aggregate principal amount of ICF’s newly issued 12.5% Senior Notes due 2022 (the “2022 ICF Notes”) and $226.5 million in cash;

•	$979.2 million aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 (the “2021 Lux Notes”) in exchange for $538.4 million aggregate principal amount of 2022 ICF Notes and $29.4 million in cash; and

•	$111.7 million aggregate principal amount of Intelsat Luxembourg’s 8.125% Senior Notes due 2023 (the “2023 Lux Notes”) in a private exchange for $61.4 million aggregate principal amount of 2022 ICF Notes and $3.3 million in cash.

•	In January 2017, Intelsat Luxembourg completed an exchange offer whereby it exchanged $403.3 million aggregate principal amount of its 2018 Lux Notes for an equal aggregate principal amount of its newly issued unsecured 12.5% Senior Notes due 2024 (the “2024 Lux Notes”).

•	This exchange consisted of the tender of $377.6 million aggregate principal amount of 2018 Lux Notes held by ICF as a result of the December 2016 ICF exchange transactions, together with $25 million aggregate principal amount of 2018 Lux Notes the Company repurchased in the fourth quarter of 2015.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

December 31, 2016 Capital Structure Pro Forma for the Final Results of the Exchange Offer of Certain Intelsat Luxembourg Notes Completed in January 2017

($ in millions)		Held by Intelsat	U.S. GAAP
Intelsat (Luxembourg) S.A.	Maturity	Connect Finance S.A.	Consolidated Amount
6.750% Senior Notes	1-Jun-18	$—	$97
7.750% Senior Notes	1-Jun-21	$(979)	$1,021
8.125% Senior Notes	1-Jun-23	$(112)	$888
12.500% Senior Notes	15-Nov-24	$(403)	$1
Total		$(1,493)	$2,007

Intelsat Connect Finance S.A.
12.500% Senior Notes	1-Apr-22	$—	$732

Intelsat Jackson Holdings S.A.*	Maturity
7.250% Senior Notes	1-Apr-19	$—	$1,500
7.250% Senior Notes	15-Oct-20	$—	$2,200
7.500% Senior Notes	1-Apr-21	$—	$1,150
5.500% Senior Notes	1-Aug-23	$—	$2,000
Total Unsecured			$6,850

9.500% Senior Secured Notes	30-Sep-22	$—	$490
8.000% Senior Secured Notes	15-Feb-24	$—	$1,350
Secured Term Loan B-2	30-Jun-19	$—	$3,095
Total Secured			$4,935
Total Consolidated		$(1,493)	$14,523

*	All listed debt is guaranteed by Intelsat Jackson’s guarantor subsidiaries.

We continue to look for opportunities to enhance our capital structure through ongoing liability management initiatives.

2017 Outlook & Guidance

Business Environment: Our backlog provides the foundation for our revenue assumptions. Total backlog at December 31, 2016 was $8.7 billion. The backlog trend reflects the service start of two fully-booked media satellites which occurred in 2016, now converting from backlog to revenue generation, and generally shorter-term commitments in our network services business.

Our beginning of year backlog for 2017 was $1.8 billion, essentially flat when compared to beginning of year backlog for 2016. The beginning of year backlog includes a full-year of revenue from the two, fully-booked media satellites referred to above, reduced pricing on renewals of older dated contracts, and other trends as detailed below in our network services business. The beginning of year backlog also reflects new services on our Intelsat EpicNG satellites.

As the new satellites come into service, some pressures remain in our traditional wide-beam business that moderates our growth expectations in 2017:

•	Reduced volume in our government business due to the previously announced loss of the CBSP contract. Revenue generated under this contract is expected to cease as of March 31, 2017.

•	Our analyses indicate that price trends are stabilizing, especially in certain regions and applications. However, pricing pressure does persist in our network services business as a result of oversupply of traditional capacity and lower prices on high volume applications.

•	Reduced volume in network services due to certain services reaching end of lifecycle, specifically point-to-point trunking services, which can now be more economically delivered by fiber. We

Intelsat S.A.

Quarterly Commentary, 4Q 2016

believe we have approximately $100 million of point-to-point services remaining in our backlog at the beginning of 2017, which we expect to renew at lower than average rates, converting to revenue over the next several years.

•	Continuing geo-economic conditions, which are resulting in increased accruals for bad debt expense or result in portfolio renegotiations.

These factors are expected to be offset by a number of factors that are expected to positively impact our business in 2017:

•	A full year of revenue recognition on our two, fully-booked media satellites, Intelsat 31 and Intelsat 36, which were launched in 2016.

•	The contracted revenues which are expected to continue to ramp up over the course of 2017 related to our broadband, mobility and government businesses on Intelsat 29e and Intelsat 33e.

•	The benefit of contracted and new revenue on three additional Intelsat EpicNG satellites that are scheduled for launch in 2017, two of which we anticipate will enter service during the year, driving new revenue growth opportunities (see “Fleet Operations Update”).

Revenue Guidance: We expect full-year 2017 revenue in a range of $2.180 billion to $2.225 billion, reflecting:

•	An increase of 3 to 5 percent in our media business.

•	Flat to a decline of 3 percent in our network services business.

•	A decline of 7 to 9 percent in our government business.

Adjusted EBITDA Guidance: Performance is expected to range from $1.655 billion to $1.700 billion, reflecting our improving revenue outlook and essentially flat operating costs as we optimize parts of our operations to fund further investment in our managed service infrastructure.

Cash Taxes: We expect annual cash taxes for 2017 to be approximately $30 million to $35 million.

Capital Expenditure Guidance: In light of the proposed merger with OneWeb, we will defer providing guidance on capital expenditures prior to the completion of the transaction. We anticipate that, assuming completion of the merger, there will be capital expenditure reductions as a result of combining our two fleets that are achievable in the mid- to long-term. A thorough technical and business evaluation will be completed to quantify these synergies, also taking into account new technologies that we believe will surface in the ecosystem.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary, 4Q 2016

Safe Harbor Statement

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, and beliefs about the benefits of the proposed transactions, the transactions parties’ plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allos us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406